Amended

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16013488

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ANNUAL AUDITED REPORT
FORM X-17A-5/A
PART III

SEC FILE NUMBER
8- 20851

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TRADE MANAGE CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

299 MARKET STREET
(No. and Street)

SADDLE BROOK (City) NJ (State) 07663 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Willner, Peter, Douglas
(Name – *if individual, state last, first, middle name*)

25 Mohegan Trail (Address), Saddle River (City), NJ (State) 07458 (Zip Code)

SEC
Mail Processing
Section
MAR 01 2016
Washington DC
411

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Steve Goldman, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Trade Manage Capital, Inc, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CEO

Title

JOSEPHINE TORRES
NOTARY PUBLIC OF NEW JERSEY
ID # 2336180
My Commission Expires 10/19/2020

Sworn to and subscribed before me this 29 day of Feb, 2016



Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETER D.WILLNER
Certified Public Accountant
25 Mohegan 0Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors
Trade Manage Capital, Inc.
Saddle Brook, New Jersey

We have audited the accompanying financial statement of financial condition of Trade Management Capital, Inc., (the Company) as of December 31, 2015 and December 31, 2014 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to the claims of general creditors, and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Trade Manage Capital, Inc. as of December 31, 2015 and December 31, 2014, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for purposes of forming an opinion on the basic financial statements taken as a whole. The information in Schedules I, II, III, and IV is presented for purposes of additional analysis and not required part of the basic financial statements, but is supplementary
information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Peter D. Willner, CPA
Saddle River, New Jersey
February 15, 2016

TRADE MANAGEMENT CAPITAL, INC.
FINANCIAL STATEMENTS
as of DECEMBER 31, 2015
and for THE YEAR THEN ENDED

INDEX

	PAGE
FACING PAGE	
OATH OR AFFIRMATION	
INDEPENDENT AUDITOR'S REPORT	
STATEMENT OF FINANCIAL CONDITION	1
STATEMENT OF OPERATIONS	2
STATEMENT OF CASH FLOWS	3
STATEMENT OF CHANGES IN STOCKHOLDERS EQUITY	4
NOTES TO THE FINANCIAL STATEMENTS	5-10
SUPPLEMENTARY INFORMATION PURSUANT TO RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934:	11
COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION	Sch I
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION	Sch II
INDEPENDENT AUDITOR'S REPORT FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3	12
INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED AN ENTITY'S SIPC ASSESSMENT RECONCILIATION	13,14

TRADE MANAGEMENT CAPITAL, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2015 and DECEMBER 31, 2014

ASSETS		2015		2014
Current Assets:				
Cash and cash equivalents		$ 2,776,384		$ 1,941,835
Cash segregated under Federal and other regulations		321,168		191,879
Due from broker		8,406		13,128
Prepaid expenses		31,150		39,036
Other current assets		47,369		72,342
Total Current		$ 3,184,477		$ 2,258,220
Fixed Assets:				
Furniture, fixtures and equipment, (at cost)	$ 271,761		$ 271,761	
(Less): accumulated depreciation	(254,275)		(250,166)	
Net Book Value	$ 17,486		$ 21,595	
Leasehold improvements, net	80,966	98,452	91,358	112,953
Other assets		21,451		21,451
TOTAL ASSETS		$ 3,304,380		$ 2,392,624

LIABILITIES AND STOCKHOLDERS' EQUITY				
LIABILITIES				
Current Liabilities:				
Accounts payable and accrued expenses		$ 535,847		$ 442,116
TOTAL LIABILITIES		$ 535,847		$ 442,116
STOCKHOLDERS' EQUITY				
Common stock, $ 0.001 par value, 8,000,000 shares authorized, 3,764,862 shares issued and outstanding (see note 5a)		$ 4,282,587		$ 3,893,895
Paid-in-capital		164,000		164,000
Retained Earnings (deficit) beginning of year	$ (1,096,164)		$ (1,464,320)	
Net Income/ (loss) for the period	429,333		368,156	
Retained Earnings (deficit) end of year		(666,831)		(1,096,164)
Treasury stock (1,230,198 shares at cost) (see note 5b)		(1,011,223)		(1,011,223)
TOTAL STOCKHOLDERS' EQUITY		$ 2,768,533		$ 1,950,508
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 3,304,380		$ 2,392,624

See accompanying notes to the financial statements.

TRADE MANAGE CAPITAL, INC.
STATEMENT OF OPERATIONS
for the year ended DECEMBER 31, 2015 and DECEMBER 31, 2014

	2015	2014
REVENUES		
Commissions	$ 5,429,538	$ 6,248,700
Other revenue	25,640	111,487
Total revenue	$ 5,455,178	$ 6,360,187
Sale of fixed assets (See note 3)	0	140,303
Total revenue and sale of fixed assets	$ 5,455,178	$ 6,500,490
OPERATING EXPENSES:		
Salaries and payroll expenses	$ 2,591,257	$ 3,350,657
Soft dollar expenses	1,212,690	1,382,777
Licensed software rentals	443,848	415,538
Rent and occupancy expenses	116,475	258,550
Regulatory fees and expenses	159,872	168,629
Exchange and routing expense	10,593	122,208
Commissions and floor brokerage expense	82,205	88,710
Credit card charges	174,720	75,354
Insurance expense	31,285	35,149
Depreciation and amortization	14,501	14,501
Other expenses	188,399	79,958
Total operating expenses	$ 5,025,845	$ 5,992,031
Sale of fixed assets (See note 3)	0	140,303
Total operating expenses and sale of fixed assets	$ 5,025,845	$ 6,132,334
NET INCOME	$ 429,333	$ 368,156

See accompanying notes to the financial statements.

TRADE MANAGEMENT CAPITAL, INC.
STATEMENT OF CASH FLOWS
for the year ended DECEMBER 31, 2015 and DECEMBER 31, 2014

	2015	2014
Cash flows from operating activities:		
Net income	$ 429,333	$ 368,156
Adjustment to reconcile net income to net cash provided by operating activities:		
Depreciation and amortization	14,501	14,501
Changes in current assets and current liabilities:		
(Increase) Decrease in Cash segregated-Federal & other regulations	(129,289)	72,605
Decease in Due from broker	4,722	51,197
Decrease in Prepaid expense	7,886	0
Decrease in other current assets	24,973	0
Decrease (Increase) in Other assets	0	(54,150)
(Decrease) Increase in Accounts payable and accrued expenses	93,731	(106,716)
Net cash provided from operating activities	$ 445,857	$ 345,593
Cash flows from financing activities:		
Issuance of common stock	$ 0	$ 1,168,323
Contributed capital	388,692	0
Treasury stock purchased	0	(327,845)
Net Cash from financing activities	$ 388,692	$ 840,478
Net change in cash and cash equivalents	834,549	$1,186,071
Cash and cash equivalents - January 1,	1,941,835	755,764
Cash and cash equivalents - December 31,	$ 2,776,384	$1,941,835

	2015	2014
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Income taxes - minimum state franchise tax	$ 3,597	$ 1,888
Interest expense - on margin	$ 121	$ 1,782

See accompanying notes to the financial statements.

TRADE MANAGEMENT CAPITAL, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
for the year ended DECEMBER 31, 2015

	CAPITAL STOCK	PAID-IN CAPITAL	(DEFICIT)	TREASURY STOCK	TOTAL
Balance, January 1, 2015	$ 3,893,895	$ 164,000	$ (1,096,164)	$ (1,011,223)	$ 1,950,508
Contributed Capital	388,692				
Net Income			429,333		429,333
Common stock issued					-
Balance, December 31, 2015	$ 4,282,587	$ 164,000	$ (666,831)	$ (1,011,223)	$ 2,768,533

See accompanying notes to the financial statements.

TRADE MANAGE CAPITAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

(1) - ORGANIZATION AND NATURE OF BUSINESS

TRADE MANAGE CAPITAL, INC., (the COMPANY) is organized to be active in various aspects of the securities industry and is registered to be a broker-dealer with the Financial Industry Regulatory Authority, (FINRA) and the Securities and Exchange Commission (SEC). The Company is a non-clearing broker and does not handle any customer funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2015.

(2) - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Standards Codification

The Financial Accounting Standards Board (FASB) issued FASB Statement No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles, effective for periods ending after September 15, 2009. The Statement establishes the FASB Accounting Standards Codification (ASC) as the single source of authoritative United States generally accepted accounting and reporting standards for non-governmental entities, in addition to guidance issued by the SEC and these financial statements are referenced accordingly.

Securities Transactions and Commissions

Securities transactions are recorded on a settlement date basis. Commissions and related clearing charges are also recorded on a settlement date basis as securities transactions occur. The Company records revenue from soft dollar transactions when earned. Related expenses are paid from the segregated cash account per the agreement.

Significant Credit Risk and Estimates

The responsibility for processing customer activity rests with the Company's clearing firm, Pershing LLC (Pershing). The Company's clearing and execution agreement provides that the clearing firm's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Pershing records customer transactions on a settlement date basis, which is generally three business days after the trade date. Pershing is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contract, in which case Pershing may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Pershing is charged back to the Company.

The Company in conjunction with Pershing, controls off- balance- sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Pershing establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

The Company is located in Saddle Brook, New Jersey and its customers are located throughout the United States.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management of the Company to use estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include money market accounts. Financial instruments that potentially subject the Company to credit risk consist primarily of cash and cash equivalents and amounts due from broker dealers. The Company maintains cash and money market balances with commercial banks and other major institutions. At times, such amounts may exceed Federal Deposit Insurance Corporation limits.

TRADE MANAGE CAPITAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

Fair Value Measurement

FASB ASC 820 defines fair value , establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair measurement assumes that the transaction to sell an asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 - Inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access.

Level 2 - Inputs (other than quoted prices included in level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3- Are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. (The unobservable inputs should be developed base on the best information available in the circumstances and may include the Company's own data).

The Company did not have any assets or liabilities subject to fair value measurement at December 31, 2015.

TRADE MANAGE CAPITAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

Income Taxes

The Company elected to be taxed as an "S" Corporation for Federal and State income tax purposes. As an "S" Corporation, the Company is not subject to Federal and State income taxes and passes through substantially all taxable income items to the shareholders of the Company. The Company is subject to minimum state franchise tax rates for State income tax purposes.

In accordance with ASC 740, Income Taxes, the Company is required to disclosed unrecognized tax benefits resulting from uncertain tax positions. The Company recognizes the effect of tax positions only when they are more likely than not to be sustained. At December 31, 2015, the Company did not have any unrecognized tax benefits or liabilities. The Company operates in the United States and in state and local jurisdictions, and the previous three years remain subject to examination by tax authorities. There are presently no ongoing income tax examinations.

(3) - PROPERTY AND EQUIPMENT

Property and equipment consist of the following at December 31, 2015:

Leasehold improvements	$ 166,831
Computer equipment	203,635
Furniture and fixtures, etc.	68,126
Total cost	$ 438,592
(less:) accumulated depreciation and amortization	(340,140)
Net book value	$ 98,452

Depreciation expense for the year ended December 31, 2015 was $ 14,501

In 2014, the Company reported the sale certain fixed assets located at their designated data back-up disaster recovery area. Revenue of $ 140,303 was reported as also required by FINRA in the month of occurrence. Subsequently, the sale was not concluded as anticipated. The revenue was returned in full. The Company's was instructed by its FINRA representative to record the return of revenue as an expense. Therefore eliminating the need to file an amended regulatory report for the period the sale was reported.

Had the above transaction followed generally accepted accounting procedures in the United States of America neither the sale or expense would have been reported in theses financial statements. The reporting of this transaction in the statement of income as a non-revenue and non-operating expense reconciles the instruction of FINRA with generally accepted accounting procedures in the United States of America.

TRADE MANAGE CAPITAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

4) - COMMITMENTS AND CONTINGENCIES

Litigation

In the ordinary course of business the Company is subject to litigation recurrent litigation relating to its activities as a broker-dealer including civil actions and arbitration. From time to time, the Company is also involved in proceedings and investigations by self-regulatory organizations. Although the ultimate outcome of potential and current litigation involving the Company cannot be predicted with certainty, the Company's management does not expect such litigation to have a material adverse effect on the Company's financial position or results of operations.

Leases

The Company leases office space in Saddle Brook, New Jersey. The terms of this lease require annual base lease payments as follows:

Year	Annual Base Rent
2015	$ 44,073
2016	88,145
2017 & 2018	92,034 per year
2019 & 2020	95,923 per year

The Company also rents space for a back office facility on a month to month basis from an entity owned by an officer of the Company. Total rent expense for the year ended December 31, 2015 amounted to $ 67,792 exclusive of utilities which amounted to $ 48,683.

5) - NET CAPITAL REQUIREMENTS

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2015, the Company had net capital of $ 2,603,481, which was $ 2,353,481 in excess of its required net capital of $ 250,000. The Company had a percentage of aggregate indebtedness to net capital of 25.58% as of December 31, 2015.

5a) - COMMON STOCK

During the year ended December 31, 2015, all minority shares of common stock were acquired by the sole remaining shareholder in off-balance sheet transactions which also resulted in the contribution of $ 388,692 to the existing capital stock account.

5b) - TREASURY SHARES

There were no treasury shares acquired or issued during 2015.

TRADE MANAGE CAPITAL, INC.
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2015

6) - RETIREMENT PLAN

The Company sponsors a salary reduction (Section 401(k)) retirement plan for its eligible employees. Employees may contribute a percentage of their pre-tax salary up to amounts specified in the plan agreement with optional matching contributions from the Company. The Company made no matching contributions to the plan during the year ended December 31, 2015.

7) - RELATED PARTY TRANSACTIONS

In addition to office leases, the Company also leases trading software from an entity owned by an officer of the company. The Company received the use of this software without cost during 2015.

8) - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

Non-interest bearing cash accounts in the amount of $ 321,168 have been segregated in special reserve accounts for the exclusive benefit of customers under Rule 15c3-3 of the Securities and Exchange Commission.

9) - The Company has evaluated and noted no events or transactions that have occurred after December 31, 2015 that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5
of the SECURITIES EXCHSNGE ACT OF 1934

AS OF DECEMBER 31, 2015

SCHEDULE I

TRADE MANAGE CAPITAL, INC.

COMUTATION OF NET CAPITAL UNDER RULE 15c-3-1
of the SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2015

NET CAPITAL

Shareholders' Equity	$ 2,768,534
Deductions and/charges	
Non-allowable assets	165,053
Net capital before haircuts on securities positions	$ 2,603,481
Haircuts and undue concentration	0
NET CAPITAL	$ 2,603,481
AGGREGATE INDEBTEDNESS	$ 535,847
MINIMUM NET CAPITAL REQUIRED (6 2/3% OF AGGREGATE INDEBTEDNESS)	$ 35,723
MINIMUM DOLLAR NET CAPITAL REQUIREMENT	$ 250,000
EXCESS OF NET CAPITAL OVER MIMIMUM REQUIREMENTS	$ 2,353,481
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	25.58%

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015.

See accompanying Accountant's Report.

SCHEDULE II

TRADE MANAGE CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2015

Credit balances		
Free credit balances and other credit balances in customers' accounts	$	295,178
Debit balances	$	0
Reserve Computation		
Excess of total credits over total debits	$	295,178
Amount held on deposit in reserve bank account	$	321,168

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2015.

PETER D.WILLNER
Certified Public Accountant
25 Mohegan Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708
E-mail: pdwillnercpa@aol.com

INDEPENDENT AUDITOR'S REPORT ON FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Trade Manage Capital, Inc.
Saddle Brook, New Jersey

We have reviewed management's statements, including the accompanying Trade Manage Capital, Inc.'s SEC Rule 240 15c3-3(k) EXEMPTION CERTIFICATION REPORT 2015 in which:

(1) Trade Manage Capital, Inc. identified the following provisions of 17 C.F.R. Sect. 15c3-3(k) under which Trade Manage Capital, Inc. claimed an exemption from 17 C.F.R. Sect. 240.15c3-3: (k)(2)(ii)

(2) Trade Manage Capital, Inc. states that Trade Manage Capital, Inc. met the identified exemption provisions throughout the most recent fiscal year except as described in its exemption report.

Trade Manage Capital, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Trade Manage Capital, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Peter D. Willner, CPA
Saddle River, New Jersey
February 15, 2016

PETER D.WILLNER
Certified Public Accountant
25 Mohegan 0Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708

INDEPENDENT AUDITOR'S REPORT ON APPLYING AGREED-UPON PROCEDURES RELATING TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Board of Directors
Trade Management Capital, Inc.
Saddle Brook, New Jersey

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments {General Assessment Reconciliation (Form SIPC-7)} to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2015, which were agreed to by Trade Management Capital, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and other specified parties in evaluating Trade Manage Capital, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1, Compare the listed payments in Form SIPC-7 with respective cash disbursement record entries, noting no differences;

2, Compare the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;

3, Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4, Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report in intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



Peter D. Willner, CPA
Saddle River, New Jersey
February 15, 2016

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

REPORT ON SIPC ASSESSMENT

PETER D.WILLNER
Certified Public Accountant
25 Mohegan 0Trail
Saddle River, N.J. 07458
Tel: 201-995-9707
Fax: 201-995-9708

Mr. Steven Goldman
Mr. Edward Lee
Trade Manage Capital, Inc.
Saddle Brook, New Jersey

We have audited the financial statements of Trade Manage Capital, Inc. for the year ended December 31, 2015 , and have issued our report thereon dated February 15, 2016. Professional standards require that we provide you with information about our responsibilities under generally accepted auditing standards, as well as certain information related to the planned scope and timing of our audit. We have communicated such information in our engagement letter dated November 24, 2015. Professional standards also require that we communicate to you the following information related to our audit.

Significant Audit Findings

Quantitative Aspects of Accounting Practices
Your are responsible for the selection and use of appropriate accounting policies. The significant accounting policies used by Trade Manage Capital, Inc. are described in note 2 to the financial statements. No new accounting policies were adopted and the application of existing policies were not changed during 2015. We noted no transactions entered into by the company during the year for which there is a lack of authoritative guidance or consensus. All significant transactions have been recognized in the financial statements in the proper period.

Accounting estimates are an integral part of the financial statements and are based on your knowledge and experience about past and current events and assumptions about future events. Certain accounting estimates are particularly sensitive because of their significance to the financial statements and because of the possibility that future events affecting them may differ significantly from those expected. There were no sensitive estimates affecting the financial statements.

Certain financial statement disclosures are particularly sensitive because of their significance to financial statement users. There were no sensitive disclosures affecting the financial statements.

The financial statement disclosures are neutral, consistent, and clear.

Difficulties Encountered in Performing the Audit
We encountered no significant difficulties in performing and completing our audit.

Uncorrected Misstatements
Professional standards require us to accumulate all misstatements identified during the audit, other than those that are clearly trivial, and communicate them to the appropriate level of management. You have corrected all such misstatements.

Disagreements with Management
For purposes of this letter, a disagreement with management is a financial accounting reporting, or audit matter, whether or not resolved to our satisfaction, that could be significant to the financial statements or the auditor's report. We are pleased to report that no such disagreements arose during the course of our audit.

Other Matters
With respect to the supplementary information accompanying the financial statements, we made certain inquiries of management and evaluated the form, content, and methods of preparing the information to determine that the information complies with U.S. generally accepted accounting principles, the method of preparing it has not changed from the prior period, and the information is appropriate and complete in relation to our audit of the financial statements. We compared and reconciled the supplementary information to the underlying accounting records used to prepare the financial statements or to the financial statements themselves.

This information is solely intended for the use of Steven Goldman and Edward Lee of Trade Manage Capital, Inc. and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,



Peter D. Willner, CPA
February16, 2016

TRADE MANAGE CAPITAL, INC.

MEMBERS FINRA • SIPC

Exemption Report:

Trade Manage Capital, Inc attests that it is to the best of its knowledge and belief, that the Firm is exempt from Rule 15c3-3, the Customer Protection Rule, under the following provisions:

1) Under subsection (k)(2)(i) of Rule 15c3-3, a broker-dealer is exempt if that introducing firm (1) does not carry margin accounts, (2) promptly transmits all funds and securities received, (3) does not hold customer funds or securities, (4) does not owe money or securities to customers, and (5) effects all soft dollar/commission recapture transactions through a bank account entitled – 'Special Account for the Exclusive Benefit of Clients.

2) Under subsection (k)(2)(ii), an introducing broker-dealer is exempt if it clears all transactions on a fully disclosed basis and promptly transmits all customer funds and securities to the clearing broker-dealer. Pershing LLC carries all accounts of customers and maintains required books under Rules 17a-3 and 17a-4 for Trade Manage Capital, Inc.

Trade Manage had met the identified exemptive provisions of 15c3-3(k) throughout the most recent fiscal year without exception.



Steve Goldman
CEO

299 MARKET STREET • SADDLE BROOK • NEW JERSEY 07663
(800) 221 5676 • (201) 587 2424 • (201) 587 9477 FAX
HTTP://WWW.TRADEMANAGE.COM

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended 12/31/2015
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

13*13*******1441********************MIXED AADC 220
020851 FINRA DEC
TRADE MANAGE CAPITAL INC
299 MARKET ST STE 410
SADDLE BROOK NJ 07663-5319

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
Edward Lee
800 221 5676

2. A. General Assessment (item 2e from page 2) $10399 80

B. Less payment made with SIPC-6 filed (exclude interest) (5133)
7/28/15
Date Paid

C. Less prior overpayment applied ( )

D. Assessment balance due or (overpayment) 5266 80

E. Interest computed on late payment (see instruction E) for______days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $5266 80

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 5266 80

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Trade Manage Capital
(Name of Corporation, Partnership or other organization)

(Authorized Signature)

President
(Title)

Dated the 21 day of January, 2016.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ________ Postmarked ________ Received ________ Reviewed

Calculations ________ Documentation ________ Forward Copy ________

Exceptions:

Disposition of exceptions:

DETERMINATION OF SIPC NET OPERATING REVENUES AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $ 5455178

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. — ______

(2) Net loss from principal transactions in securities in trading accounts. — ______

(3) Net loss from principal transactions in commodities in trading accounts. — ______

(4) Interest and dividend expense deducted in determining item 2a. — ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. — ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. — ______

(7) Net loss from securities in investment accounts. — ______

Total additions — 5,455,178

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. — ______

(2) Revenues from commodity transactions. — ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. — 82205

(4) Reimbursements for postage in connection with proxy solicitation. — ______

(5) Net gain from securities in investment accounts. — ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. — ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). — ______

(8) Other revenue not related either directly or indirectly to the securities business.
(See Instruction C):
Soft Dollar Expenses — 1212691
(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. — $ 120

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). — $ 363

Enter the greater of line (i) or (ii) — 363

Total deductions — 1,295,259

2d. SIPC Net Operating Revenues — $ 4,159,919

2e. General Assessment @ .0025 — $ 10,399.80
(to page 1, line 2.A.)